Eric Weinheimer Vice-President & Associate General Counsel	Sun Life Financial Inc. 150 King Street West Suite 1400 Toronto, Ontario M5H 1J9 Tel: (416) 979-4825 Fax: (416) 979-3209 Eric.weinheimer@sunlife.com
May 21, 2010
United States Securities and Exchange Commission
450 Fifth Street West, N.W.
Washington D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Dear Mr. Rosenberg

Re:	Sun Life Financial Inc.
Form 40-F for Fiscal Year Ended December 31, 2009
File No. 1-15014

We have received your letter addressed to Donald A. Stewart, Chief Executive Officer of Sun Life Financial Inc. (the “Company”) dated April 20, 2010 setting out comments of the staff (the “Staff Comments”) of the Securities and Exchange Commission on the Company’s Form 40-F for the year ended December 31, 2009. The Company’s responses to your comments are set out below. For convenience, we have included the Staff Comments, in italics, followed by our responses.
While we believe that the Company’s disclosure was appropriate, we will provide additional disclosure in our future periodic reports to address the Staff Comments. We are doing so in the spirit of cooperation with staff, and any change in our future filings should not be taken as an indication that prior disclosures were in any way deficient or inaccurate.
Exhibit 1. Annual Management’s Discussion and Analysis for the year ended December 31, 2009.
Critical Accounting Policies and Estimates
Fair Value of Investments, page 14
1.	For your transfers in or out of Level 3, please disclose the following information.
•     Your policy for recording transfers in or out of Level 3, particularly the timing of these transfers;

Sun Life Financial Response
It is the Company’s policy to record transfers into Level 3 when the inputs used to price a financial instrument no longer meet the Company’s criteria for either Level 1 or 2 at the reporting date. As disclosed in paragraph A(iii) in Note 5 (“Note 5”) to the Company’s annual consolidated financial statements (the “Consolidated Financial Statements”) for the year ended December 31, 2009 (on page 19), transfers out of Level 3 occur when inputs become more transparent and satisfy either the Company’s criteria for Level 1 or 2 at the reporting date. If a financial instrument is transferred into and out of Level 3 during the same period, it would not be included in the Level 3 reconciliation schedule in Note 5. In regard to the timing of these transfers, total gains and losses in earnings and other comprehensive income (loss) are calculated assuming transfers into or out of Level 3 occur at the beginning of the reporting period.
To address Staff’s Comments, we will enhance our disclosure of the Company’s policy for recording transfers into or out of Level 3 in the Company’s annual management’s discussion and analysis (“MD&A”), beginning with the year ending December 31, 2010. The additional disclosure will include information provided in Note 5 to the Company’s 2009 Consolidated Financial Statements. The following illustrates the additional disclosure that would have been included in the Company’s 2009 annual MD&A under the heading Critical Accounting Policies and Estimates – Fair Value of Investments (on page 14):
“In 2009, the Company adopted amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. Specifically, assets and liabilities are categorized based on a three level hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include U.S. Treasury and agency securities, cash and cash equivalents and exchange-traded equities.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include government bonds, certain corporate and private bonds, certain asset-backed securities (ABS) and derivatives.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include commercial mortgage-backed securities (CMBS), Residential mortgage-backed securities (RMBS), certain structured products and certain corporate bonds.

As pricing inputs become more or less observable, assets are transferred between the levels in this hierarchy. Transfers into Level 3 occur when the inputs that are used to price a financial instrument no longer meet the Company’s criteria for Level 1 or 2 at the reporting date. Transfers out of Level 3 occur when inputs become more transparent and satisfy the Company’s criteria for Level 1 or 2 at the reporting date. If a financial instrument is transferred into and out of Level 3 during the same period, it is not included in the Level 3 reconciliation schedule in paragraph A(iii) in Note 5 to the Consolidated Financial Statements. Total gains and losses in earnings and other comprehensive income (loss) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period.”
•     The amount of transfers in and the amount of transfers out in the Level 3 roll forward for each period presented.
Sun Life Financial Response
The Company was required to categorize and disclose financial instruments in a fair value hierarchy as a result of an amendment to section 3862 (“Section 3862”) of the Handbook of the Canadian Institute of Chartered Accountants (“CICA”), that the Company adopted for its 2009 Consolidated Financial Statements. That amendment to Section 3862 did not require retroactive application for comparative periods in the first year of adoption (2009). Specifically, the new disclosure requirements in Section 3862 “apply to annual financial statements relating to fiscal years ending after September 30, 2009. In the first year of adoption, an entity need not provide comparative information for the disclosures required by the amendments.” 1 The Company elected not to provide disclosure of comparative information in its 2009 Consolidated Financial Statements. The amount of transfers into and out of the Level 3 roll forward were presented in Note 5 (on page 21) for the 2009 reporting period only.
In the Company’s Consolidated Financial Statements for the year ending December 31, 2010 and subsequent years, we will disclose the amount of transfers into and out of Level 3 in the Level 3 roll forward for each period presented, including comparative information for the prior period.
We will also disclose the amount of transfers into and out of Level 3 in the Company’s MD&A, beginning with the year ending December 31, 2010. The following illustrates the additional disclosure that would have been included in the Company’s 2009 annual MD&A under the heading Critical Accounting Policies and Estimates – Fair Value of Investments (on page 14).
“Transfers into and out of Level 3 were $450 million and $518 million, respectively, for the year ended December 31, 2009.”

[1]	CICA Handbook section 3862 – financial instruments – disclosures; paragraph 43E

•     The significant inputs that you no longer considered to be observable and any other factors that supported these transfers in or out of Level 3.
Sun Life Financial Response
The significant inputs that were considered to be no longer observable were disclosed in the Company’s 2009 MD&A under the heading Critical Accounting Policies and Estimates – Fair Value of Investments (on page 14) and in paragraph A(i) in Note 5 (on page 18).
As disclosed in the Level 3 reconciliation schedule in paragraph A(iii) in Note 5 (on page 21), transfers into or out of Level 3 were primarily attributable to changes in the transparency of inputs used to price the securities. In 2009, changes in the transparency of inputs used to price securities transferred into Level 3 were primarily due to a decrease in market activity with respect to sales of identical or similar securities and to changes to issuer spreads that were not observable which were used in the internal pricing of certain private placements. For transfers out of Level 3, changes in the transparency of inputs used to price securities were primarily due to improvements in the market activity with respect to sales of identical or similar securities.
To address Staff’s Comments, we will enhance our disclosure about the significant inputs that the Company no longer considers to be observable and other factors that support transfers into or out of Level 3 in our MD&A, beginning with the year ending December 31, 2010. The following illustrates the additional disclosure that would have been included in the Company’s 2009 annual MD&A under the heading Critical Accounting Policies and Estimates – Fair Value of Investments (on page 14).
“Transfers into or out of Level 3 are primarily attributable to changes in the transparency of inputs used to price the securities. For 2009, changes in the transparency of inputs used to price securities transferred into Level 3 were primarily due to a decrease in market activity with respect to sales of identical or similar securities and to changes to issuer spreads that are not observable which are used in the internal pricing of certain private placements. For transfers out of Level 3, changes in the transparency of inputs used to price securities were primarily due to improvements in the market activity with respect to sales of identical or similar securities.”
•     Any material gain or loss you recognized on those assets or liabilities transferred in or out of Level 3 for each period presented. Ensure that your response quantifies the impact of realized/unrealized gains (losses) related to transferred securities that was excluded from the level 3 roll forward.
Sun Life Financial Response
The Company did not recognize any material gains or losses impacting net income on the assets or liabilities transferred into or out of Level 3 for the period ended December 31, 2009. Under the application of Canadian generally accepted accounting principles (“GAAP”) for life insurance companies, policy liabilities are set equal to the statement value of the assets required to meet policy obligations. Therefore, realized and unrealized gains/losses related to the transferred held-for-trading securities that back liabilities are generally offset by changes in the value of policy liabilities with little or no impact on net income. If the impact on reported net income becomes material, additional disclosure will be included in the Company’s MD&A, as appropriate. As noted previously, the amendment to Section 3862 in 2009 specifically did not require disclosure of comparative information in the first year of adoption.
Notwithstanding the above, we will enhance the disclosure in the Company’s MD&A concerning gains or losses recognized on assets or liabilities that are transferred into or out of Level 3, including any realized/unrealized gains or losses related to transferred securities that are excluded from the Level 3 roll forward, in the Company’s MD&A, beginning with the year ending December 31, 2010. The following illustrates the additional disclosure that would have been included in the Company’s 2009 annual MD&A under the heading Critical Accounting Policies and Estimates – Fair Value of Investments (on page 14).
“The total amount of net realized/unrealized gains/(losses) related to securities transferred out of Level 3 during the period, which were excluded from the Level 3 roll forward, was approximately $62 million.
Appendix 1 illustrates all of the additional disclosures (in bold and underlined) referred to in our responses to Staff Comment 1, that would have been included in the Company’s 2009 MD&A under the heading “Critical Accounting Policies and Estimates – Fair Value of Investments” (on page 14).
Financial Performance
2009 Consolidated Results of Operations
Review of actuarial methods and assumptions, page 26
2.     Your disclosure explains and quantifies the impact of the review and update of actuarial methods and assumption changes in 2009. Please revise your disclosure to ensure that your quantifications of the relevant forward-looking sensitivities disclosed on pages 11-13 are linked with the historical impact of assumption changes disclosed on page 26. If the forward-looking sensitivities differ materially from your actual experience, please disclose the factors that you considered in concluding that they were an appropriate measure of the reasonably likely future impact of changes in key assumptions underlying these critical accounting estimates.
Sun Life Financial Response
The historical impact of method and assumption changes measures the impact of changes in methods and assumptions that were made during the year. Numerous assumption changes are a natural consequence of Canadian GAAP, where the Company’s Appointed Actuary is required to review assumptions regularly and make any revisions needed to ensure assumptions continue to be appropriate on a prospective basis. The degree of change in any assumption will vary by product and by country, and will depend on historical experience, emerging trends, and Canadian actuarial guidance.
The forward-looking sensitivities which are disclosed in the Company’s 2009 MD&A are estimates of the sensitivity of the Company’s net income to changes in the best estimate assumptions in the actuarial liabilities (mortality, morbidity, policy termination rates, operating expenses and inflation) or future economic conditions (equity markets, interest rates). The degrees of change chosen for the sensitivities provide comparability with sensitivities disclosed in prior years, and are consistent with Canadian industry norms and Canadian actuarial guidance. The forward-looking sensitivities disclosed in the Company’s 2009 MD&A are measured from a starting point (i.e., December 31, 2009) that reflects the method and assumption changes that were made during the year ending December 31, 2009. The Company’s forward-looking sensitivities would not materially change for the historical impact of method and assumption changes that were made in 2009, except to the extent that changes would result in starting point, business mix, and other factors which are described in the Company’s 2009 MD&A, under the heading Critical Accounting Policies and Estimates - Benefits to Policyholders (on page 11).
To address Staff’s Comments, we will include disclosure in our MD&A to link the quantifications of the relevant forward-looking sensitivities in the Company’s MD&A under the heading “Critical Accounting Policies and Estimates – Benefits to Policyholder” to relevant disclosure of changes in actuarial methods and assumptions in the Company’s MD&A, beginning with the year ending December 31, 2010. The following illustrates the additional disclosure (highlighted in bold and underlined) that would have been included in the Company’s 2009 annual MD&A under the heading Critical Accounting Policies and Estimates – Benefits to Policyholders (on page 11).
“The sensitivities presented below are forward-looking information. They are measures of the Company’s estimated net income sensitivity to changes in the best estimate assumptions in the actuarial liabilities based on a starting point and business mix as of December 31, 2009, which reflects the update of actuarial method and assumption changes described in this MD&A under the heading Review of Actuarial Methods and Assumptions. The levels of adverse change used in the table below represent the Company’s estimate of changes in market conditions or best estimate assumptions, as applicable, that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2009.”
Income Taxes, page 27
3.     Please disclose the reason for the change in the dollar amount for each of the line items in the table on page 58 that caused the decrease in the effective worldwide income tax from 2008 to 2009. Disclose the expected effect of these factors, if any, on your future results of operations.

Sun Life Financial Response
The following are the line items in the table in Note 19 to the Company’s 2009 Consolidated Financial Statements (“Note 19”), on page 58, that contributed to the decrease in the effective worldwide income tax from 2008 to 2009:
1.	“Tax (benefit) cost of unrecognized losses” that changed from a cost of $20 million in 2008 to a tax benefit of $99 million in 2009; and
2.	“Tax exempt investment income” that provided a tax benefit of $294 million in 2009 compared to $49 million in 2008.
The reasons for the change in the dollar value for these two line items were disclosed in the Company’s 2009 MD&A under the heading “Income Tax” (on page 27), namely: (i) a release of the valuation allowance on future tax assets relating to investment impairment losses previously recorded in SLF U.S. increased the tax recovery in 2009 by $101 million and (ii) a tax benefit recorded in the consolidated statements of operations as a result of the enactment of the Canadian tax rules relating to section 3855 of the CICA Handbook (“Section 3855”) increased the income tax recovery in 2009 by $174 million.
The release of the valuation allowance in SLF U.S. of $101 million was included in the effective rate reconciliation in Note 19 (on page 58) in the line for “Tax (benefit) cost of unrecognized losses”. The change in the dollar amount for this line from 2008 to 2009 was almost entirely attributable to the release of the valuation allowance on investment impairment losses in the U.S. in 2009. As required by Canadian GAAP, the Company reassesses the need for a valuation allowance at each balance sheet date and the tax effects of such reassessment are expected to be a recurring item in the Company’s effective tax rate reconciliation. The impact of the tax benefit or cost of unrecognized losses on future results of operations cannot be reasonably estimated at this time.
The tax benefit resulting from the enactment of the Canadian tax rules relating to Section 3855 was $174 million and was included in the line for “Tax exempt investment income” in the tax rate reconciliation table in Note 19. This tax benefit arose primarily due to the impact of the enacted tax rules on taxation of certain investments in Canada, where their tax characterization changed from capital property to mark-to-market property. This impact was reported in the tax rate reconciliation table in Note 19 consistently with the presentation related to investments in Canada in prior years. This item is not expected to impact the Company’s future results of operations.
The tax benefit reported in the line for “Tax exempt investment income” increased in 2009, compared to 2008, primarily due to the fact that the Company experienced increased tax exempt investment income as a result of improving market conditions during the year.

In addition to the items described above which served to decrease the effective worldwide income tax from 2008 to 2009, the tax recovery in the line “Higher (lower) effective rates on income subject to taxation in foreign jurisdictions” in the rate reconciliation table in Note 19, decreased significantly in 2009, as compared to 2008, which served to increase worldwide income taxes. The tax recovery reported in this line, as further discussed in our response to Staff Comment 5 includes differences between the expected tax expense (recovery) on income in foreign jurisdictions not subject to tax in Canada calculated using the Canadian statutory rates and the actual tax expense (recovery) in foreign jurisdictions. The benefit reported in this line in 2009 was lower compared to 2008 due to lower tax benefits emerging in foreign jurisdictions in 2009.
To address Staff’s Comments, we will expand the disclosure in the Company’s Consolidated Financial Statements, beginning with the year ending December 31, 2010, as illustrated in our response to Staff Comment 5.
4.     Please disclose how the enactment of Canadian tax rules that increased your income tax recovery in 2009 by $174 million and how the release of the valuation allowance that increased your income tax recovery by $101 million in 2009 are reflected in your income tax rate reconciliation on page 58. Further, disclose the relevance of the $135 million increase in actuarial liabilities that you indicate partially offset the $174 million.
Sun Life Financial Response
In our response to Staff Comment 3, we explained how the enactment of Canadian tax rules associated with Section 3855 and the release of the valuation allowance are reflected in the income tax rate reconciliation table in Note 19 (on page 58).
The purpose of our additional comments in our response to Staff Comment 3 (explaining the impact of the enactment of the Canadian tax rules related to Section 3855 on actuarial liabilities) was intended to demonstrate the relevance and the effect of this enactment on the Company’s total net income in 2009. We believe it is important to note that, while this enactment resulted in a significant increase of the Company’s tax recovery in 2009, the Company’s total net income in the 2009 Statement of Operations increased by approximately $39 million because of a partial offset by the income effect of an increase in actuarial liabilities of $135 million. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted. These impacts on actuarial liabilities were determined in accordance with the relevant Canadian actuarial guidelines issued with respect to this enactment.
We believe that the Company’s 2009 MD&A and 2009 Consolidated Financial Statements provide appropriate disclosure concerning these matters.

Exhibit 2. Consolidated Financial Statements for the year ended December 31, 2009
19. Income Taxes, page 57
5.     Please revise your disclosure to provide the following information.
•     We were unable to locate all the proposed disclosure provided in the response to comment two in your letter dated June 2, 2009. Expand your disclosure to include similar information.
Sun Life Financial Response
In our letter dated June 2, 2009, we proposed that the Company’s MD&A in future filings would contain an explanation of the effective tax rate, including a discussion on specific factors affecting the Company’s tax rate for the year. In that letter, we also provided a revised 2008 disclosure that was intended to illustrate our future MD&A disclosures.
An explanation of the Company’s effective income tax rate and disclosure of the major factors contributing to the increase in the Company’s income tax recovery in 2009 was provided in the Company’s 2009 MD&A under the heading Income Taxes (on page 27). In that section, we discussed the significant effects of the reduced level of pre-tax earnings on the Company’s effective tax rate. In particular, we emphasized the impact of lower levels of earnings in higher taxed jurisdictions, such as the United States. The disclosure also identified the two tax benefits recorded in 2009 that had the most significant impact on the Company’s effective tax rate for the year.
Please note that the illustrative additional disclosure that was included in our letter dated June 2, 2009 described the significant factors in 2008 items and those factors had no impact on the Company’s 2009 financial results. While we believe that the disclosure in the Company’s 2009 MD&A was appropriate, to address the Staff Comments, a summary of major impacts on the effective income tax rate in the comparative period will be included in the Company’s MD&A, beginning with the year ending December 31, 2010. The following illustrates the disclosure that would have been included in the Company’s 2009 MD&A under the heading Income Taxes (on page 27):
“Income tax recoveries and the effective tax rate in 2008 were impacted primarily by a lower level of earnings in the Company as a whole, particularly in SLF U.S. Furthermore, in 2008 the Company recorded a tax benefit of $149 million from previously unrecognized losses on asset impairments of prior years and a tax benefit of $140 million resulting from the non-taxable portion of the gain on the disposal of the Company’s interest in CI Financial.”
Furthermore, we will include additional disclosure in the Company’s Consolidated Financial Statements, beginning with the year ended December 31, 2010, identifying the line items in the rate reconciliation table for tax cost (benefit) items that had a significant impact on the Company’s effective tax rate for the year. The following illustrates the additional disclosure that would have been included in Note 19 to the Company’s 2009 Consolidated Financial Statements (on page 58):
“Tax (benefit) cost of unrecognized losses” in 2009 includes a tax benefit relating to investment impairment losses previously recorded in SLF U.S. of $101 million. “Tax exempt investment income” in 2009 includes a tax benefit of $174 million recorded as a result of the enactment of the Canadian tax rules relating to CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement.”
The additional disclosure that would have been included in the Company’s 2009 MD&A is illustrated (in bold and underlined) in the attached Appendices 2 and 3.
•     Your explanation of reconciling items on page 58 does not explain the caption “higher (lower) effective rates on income subject to taxation in foreign jurisdictions”. Expand your disclosure to include this information.
Sun Life Financial Response
The line “Higher (lower) effective rates on income subject to taxation in foreign jurisdictions” in the tax reconciliation table in Note 19 (on page 58) includes changes in the Company’s effective tax rate because of both higher and lower taxed foreign income that is not subject to tax in Canada. The amount reported on this line is determined by multiplying all non-Canadian (foreign) pre-tax income by the Canadian statutory rate, and then subtracting this number from the taxes actually accrued (or recovered) in foreign jurisdictions.
To address the Staff’s Comments, we will include a description of the caption “Higher (lower) effective rates on income subject to taxation in foreign jurisdictions” in the Company’s Consolidated Financial Statements, beginning with the year ending December 31, 2010. The following illustrates the additional disclosure that would have been included in Note 19 to the Company’s 2009 Consolidated Financial Statements (on page 58):
“Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference (when compared to the Canadian federal and provincial statutory rate) when applied to foreign income not subject to tax in Canada . This impact is reported in the line “Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.”
The additional disclosure that would have been included in the Company’s 2009 Consolidated Financial Statements is illustrated (in bold and underlined) in Appendix 3 attached to this letter.

•     You state that the $517 million benefit from accumulated tax losses was recognized in 2009 to the extent that it was “more likely than not” to be realized. We are unable to locate the corresponding amounts in the reconciliation table on page 58. Please advise us.
Sun Life Financial Response
The Company had accumulated tax losses of $2,232 million as at December 31, 2009, of which $517 million was recognized (as a future tax asset) on a cumulative basis in the Company’s 2009 Consolidated Financial Statements, as disclosed in Note 19 (on page 58). This compared with accumulated tax losses of $777 million and a corresponding recognized tax benefit of $134 million as of December 31, 2008.
The amount of the future tax asset related to recognized tax losses increased by $383 million in 2009, compared with 2008. Of this amount, the amount of $99 million related to previously unrecognized tax losses was reflected separately as a reconciling item in the Company’s effective tax rate reconciliation table in Note 19 (on page 58). As previously discussed in our response to Staff Comment 3 above, the valuation allowance release related to previously unrecognized losses in SLF U.S. was included in the line “Tax (benefit) cost of unrecognized losses”.
The remaining increase in the tax benefit relating to the recognized tax losses in 2009 predominantly related to tax losses incurred during the year, both on income and capital account. The benefit of the tax losses arising during the year ended December 31, 2009 was included in the tax rate reconciliation table in Note 19 in the amount of taxes calculated on the total net income before income taxes (see line “Taxes at the combined Canadian federal and provincial statutory income tax rate”). The impact of tax-effecting losses incurred in foreign jurisdictions at tax rates higher or lower than the Canadian statutory rates was reflected in the line “Higher (lower) effective rates on income subject to taxation in foreign jurisdictions” in the tax rate reconciliation table in Note 19.
•     The net valuation allowance on deferred tax assets/liabilities decreased by $169 million in 2009. We are unable to locate the corresponding amounts in the reconciliation table on page 58. Please advise us.
Sun Life Financial Response
We believe that the amount you cite in your letter as a decrease of the valuation allowance of $169 million in 2009 refers to the reported amount of a decrease of the valuation allowance of $67 million. All amounts of the valuation allowance disclosed in table “Future tax assets and liabilities in the Company’s Consolidated Balance Sheet by source of temporary difference” in Note 19 (on page 59) represent a reduction of the future tax assets. The valuation allowance amount included in the “Assets” column is presented as a credit against the assets (therefore, the amount is in brackets). The valuation allowance amount included in “Liabilities” column relates to the tax losses that were offset against the future tax liabilities and also represents as a credit against the future tax assets.2 The total valuation allowance as at December 31, 2008 was: $143 million + $28 million = $171 million. The total valuation allowance as at December 31, 2009 was: $25 million + $79 million = $104 million.
As demonstrated above, the Company’s valuation allowance on future tax assets decreased from $171 million in 2008 to $104 million in 2009, i.e., a decrease of $67 million. The Company’s effective tax rate reconciliation table in Note 19 (on page 58) indicates that the valuation allowance decreased by $99 million on a net basis during the year as a result of recording the previously unrecognized tax benefits for specific tax losses. The difference between these two amounts ($99 million versus $67 million) predominantly related to the valuation allowance on tax losses acquired in a business combination, which increased the valuation allowance reported in the Company’s Consolidated Balance Sheet as of December 31, 2009 without a corresponding impact in the Company’s Consolidated Statements of Operations for the year.
6.     You state that future income tax expense (benefit) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. However, the future income tax expense (benefit) in 2009 and the corresponding changes in future tax assets and liabilities, as disclosed in Note 19, do not appear to be consistent with this statement. Please provide us with an analysis that explains the difference between future income tax expense (benefit) for 2009 and the movement in future tax assets and liabilities during 2009. Also, provide us with an analysis that explains the difference between the Company’s effective worldwide income tax rate and the combined Canadian federal and provincial statutory income tax rate for other comprehensive income (loss) in 2009.
Sun Life Financial Response
The future tax expense (benefit) reported in the Company’s Consolidated Statements of Operations for the year ended December 31, 2009 related predominantly to the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes.
The current year movements between “accounting” and “tax” values of the assets and liabilities in the Company’s Balance Sheet normally cannot be directly reconciled to the future tax expense (benefit) reported in the Company’s Consolidated Statements of Operations. A portion of the movement of “accounting” vs “tax” value of assets and liabilities is also captured in income tax expense (benefit) included in other comprehensive income (“OCI”).

[2]	Please note that in our disclosure “Future tax assets and liabilities in the consolidated balance sheet by source of temporary difference” in Note 19 (on page 59), the Company’s future tax assets (including tax losses with a corresponding valuation allowance where applicable) and future tax liabilities are offset in accordance with the offsetting rules in paragraphs 88 and 89 of the Section 3465 – Income Taxes in the CICA Handbook.

The following is a reconciliation of the movement in the net future tax assets and liabilities in 2009:

Net future tax asset/(liability) January 1, 2009	$713
Amounts recorded in statements of operations	737
Amounts recorded in OCI (excluding current taxes)	(367)
Foreign exchange adjustment re: future tax balances recorded in currency translation adjustment in OCI	(129)
Other (incl. future tax assets acquired in a business combination)	8

Net future tax asset/(liability) December 31, 2009	$962

While the disclosure of the reconciliation of the balance sheet movement of future tax assets and liabilities is not required under Canadian GAAP (or U.S. GAAP), such disclosure will be required under International Financial Reporting Standards (“IFRS”). As the Company will adopt IFRS as of January 1, 2011, we will provide this disclosure in the Company’s Consolidated Financial Statements for the year ending December 31, 2011, prepared in accordance with IFRS.
The total income tax expense included in OCI (in the amount of $357 million) was disclosed in Note 20 (on page 59). This amount included both current income taxes ($10 million tax recovery) and future income taxes ($367 million tax expense) recorded in OCI. Total other comprehensive loss (net of taxes) in the amount of $146 million was disclosed in the Consolidated Statements of Comprehensive Income on page 4 of the Company’s 2009 Consolidated Financial Statements. Consequently, the pre-tax income recorded in OCI was $211 million. Included in the pre-tax income of $211 million was the currency translation adjustment (“CTA”) loss of $1,908 million. Adjusting the pre-tax income in OCI by the amount of CTA facilitates the analysis and explanation of the effective income tax rate in OCI.3
The following is a reconciliation of the Company’s effective worldwide income tax rate for other comprehensive income (loss) in 2009:

Total other comprehensive income (loss)	$(146)
Add: Income taxes	357

Other comprehensive income (loss) before taxes	211

Adjust: Income (loss) from CTA	(1,908)

Other comprehensive income (loss) before taxes and CTA	$2,119

Taxes at the combined Canadian federal and provincial rates	$678	32%

[3]	CTA represents a translation of foreign operations. A portion of CTA relating to temporary differences arising from investments in subsidiaries that will not reverse in the foreseeable future is not tax effected, in accordance with an exception in paragraph 37 in section 3465 in the CICA Handbook.

Increase (decrease) in rate resulting from:

Higher (lower) tax rates in foreign jurisdictions not subject to tax in Canada	(87)	-4.1%
Gains and losses on tax exempt or lower taxed investments	(234)	-11.1%

Effective worldwide income taxes in OCI	$357	16.8%

*********
As noted above, the Company will adopt IFRS effective January 1, 2011 and the additional disclosure to be included in future filings, referred to above, may have to be modified to comply with IFRS.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments with respect to our responses in this letter, please contact the writer at (416) 979-4825.

Yours very truly,
/s/ “Eric Weinheimer”
Eric Weinheimer
Vice-President and Associate General Counsel

ERW:dj

cc:	Colm Freyne, Executive Vice-President & Chief Financial Officer Bruce Jack, Deloitte & Touche LLP

Appendix 1
Illustrative Disclosure in the Company’s Annual 2009 MD&A

Critical Accounting Policies and Estimates
Fair Value of Investments
As described in Notes 1 and 5 to SLF Inc.’s 2009 Consolidated Financial Statements, the majority of the Company’s financial assets are recorded at fair value.
Held-for-trading and available-for-sale bonds and stocks are recorded at fair value. Changes in fair value of held-for-trading assets are recorded in income, while changes in fair value of available-for-sale assets are recorded in other comprehensive income (OCI), a component of equity. The fair value of publicly traded fixed maturity and equity securities is determined using quoted market bid prices in active markets that are readily and regularly obtainable, when available. When quoted prices in active markets are not available, management judgment is required to estimate the fair value using market standard valuation methodologies, which include matrix pricing, consensus pricing from various broker dealers that are typically the market makers, discounted cash flows, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are primarily using observable market inputs, which include, but are not limited to, benchmark yields, issuer spreads, reported trades of identical or similar instruments and prepayment speeds. Prices obtained from independent pricing services are validated through back-testing to trade data, comparisons to observable market inputs or other economic indicators, and other qualitative analysis to ensure that the fair value is reasonable. For fair value that is based solely on non-binding broker quotes that cannot be validated to observable market data, the Company typically considers the fair value to be based on unobservable inputs, due to a general lack of transparency in the process that the brokers use to develop the prices. The changes in fair value of assets with unobservable market inputs backing actuarial liabilities are expected to be largely offset by changes in those liabilities.
The fair value of non-publicly traded bonds is determined using a discounted cash flow approach that includes provisions for credit risk, liquidity premium, and the expected maturities of the securities. Since quoted market prices are not readily and regularly obtainable, management judgment is required to estimate the fair value of these bonds. The valuation techniques used are based primarily on observable market prices or rates.
Derivative financial instruments are recorded at fair value with changes in fair value recorded to income unless the derivative is part of a qualifying hedging relationship. The fair value of derivative financial instruments depends upon the type of derivative and is determined primarily using observable market inputs. Fair values of exchange-traded futures are based on the quoted market prices. When quoted market prices are not readily available, management estimates fair value using valuation models dependent on the type of the derivative. The fair value of interest rate and cross-currency swaps and forward contracts is determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of common stock index swaps and options is determined using the value of underlying securities or indices and option pricing models using index prices, projected dividends and volatility surfaces.
In 2009, the Company adopted amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. Specifically, assets and liabilities are categorized based on a three level hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include U.S. Treasury and agency securities, cash and cash equivalents and exchange-traded equities.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include government bonds, certain corporate and private bonds, certain asset-backed securities (ABS) and derivatives.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include commercial mortgage-backed securities (CMBS), Residential mortgage-backed securities (RMBS), certain structured products and certain corporate bonds.
As pricing inputs become more or less observable, assets are transferred between various levels within the hierarchy. Transfers into Level 3 occur when the inputs used to price the financial instrument no longer meet the Company’s criteria for Level 1 or 2 at the reporting date. Transfers out of Level 3 occur when inputs become more transparent and satisfy the Company’s criteria for Level 1 or 2 at the reporting date. If a financial instrument is transferred into and out of Level 3 during the same period, it is not included in the Level 3 reconciliation schedule in Note 5A(iii) to the Consolidated Financial Statements. Total gains and losses in earnings and other comprehensive income (loss) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period.
Transfers into or out of Level 3 are primarily attributable to changes in the transparency of inputs used to price the securities. For 2009, changes in the transparency of inputs used to price securities transferred into Level 3 were primarily due to a decrease in market activity with respect to sales of identical or similar securities and to changes to issuer spreads that are not observable which are used in the internal pricing of certain private placements. For transfers out of Level 3, changes in the transparency of inputs used to price securities were primarily due to improvements in the market activity with respect to sales of identical or similar securities.
Transfers into and out of Level 3 were $450 million and $518 million, respectively, for the year ended December 31, 2009. The total amount of net realized/unrealized gains/(losses) related to securities transferred out of Level 3 during the period, which were excluded from the Level 3 roll forward, was approximately $62 million.
Real estate held for investment is initially recorded at cost and the carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. The fair value of real estate is determined by external appraisals, using expected future net cash flows discounted at current market interest rates.
Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity.
Due to their nature, the fair values of policy loans and cash are assumed to be equal to their carrying values, the amounts that these items are recorded on the balance sheet. Cash equivalents and short-term securities are recorded at fair value, which is determined based on market yields.
Other invested assets designated as held-for-trading and available-for-sale are primarily investments in segregated funds and mutual funds. These are reported on the consolidated balance sheets at fair value. The fair value of other invested assets is determined by reference to quoted market prices. Other invested assets designated as available-for-sale also include investments in limited partnerships, which are accounted for at cost.

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Appendix 2
Illustrative Disclosure in the Company’s 2009 MD&A

Income Taxes
The Company has a statutory tax rate of 32%, which is reduced by a relatively steady stream of tax benefits, such as lower tax in foreign jurisdictions, a range of tax exempt investment income sources and other sustainable tax benefit streams that, in combination with a normal level of pre-tax income, decrease the Company’s effective tax rate to an expected range of 18 to 22%.
During 2009, the Company had a tax recovery of $542 million on income before taxes and non-controlling interest of $95 million, leading to a negative effective tax rate of 571%. This compares to a tax recovery of $343 million in 2008 on income before income taxes and non-controlling interest of $537 million in 2008, and a negative effective tax rate of 64% in 2008.
The Company’s effective tax rates in 2009 and 2008 were significantly affected by lower pre-tax income levels in those years. While the total amount of the Company’s non-temporary differences in 2009 was consistent with 2008, its pre-tax income was lower, which amplified the impact of non-temporary differences on the 2009 effective tax rate.
Furthermore, a tax benefit recorded in the consolidated statements of operations as a result of the enactment of the Canadian tax rules relating to CICA Handbook Section 3855 in Canada increased the income tax recovery in 2009 by $174 million. This tax benefit was partially offset by an increase in actuarial liabilities of $135 million, resulting in a net increase in total net income of $39 million in 2009. In addition, a release of valuation allowance on future tax assets relating to investment impairment losses previously recorded in SLF U.S. increased the tax recovery in 2009 by $101 million. The impact of the above items, combined with losses in higher taxed jurisdictions, most notably in the United States, contributed to the income tax recovery in 2009.
Income tax recoveries and the effective tax rate in 2008 were primarily impacted by a lower level of earnings in the Company as a whole, particularly in SLF U.S. Furthermore, in 2008 the Company recorded a tax benefit of $149 million from previously unrecognized losses on asset impairments of prior years and a tax benefit of $140 million resulting from the non-taxable portion of the gain on the disposal of the Company’s interest in CI Financial.

Appendix 3
Illustrative Disclosure in the Company’s 2009 Consolidated Financial Statements

19.     Income Taxes
In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2009	2008	2007

Canadian income tax expense (benefit):
Current	$240	$252	$(89)
Future	(392)	98	135

Total	(152)	350	46

Foreign income tax expense (benefit):
Current	(45)	(106)	158
Future	(345)	(587)	318

Total	(390)	(693)	476

Total income taxes expense (benefit)	$(542)	$(343)	$522

The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $61 as at December 31, 2009 ($160 and $134 in 2008 and 2007, respectively).
The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2009		2008		2007

		%		%		%
Total net income	$622		$857		$2,290
Add: Income taxes expense (benefit)	(542)		(343)		522
Non-controlling interests in net income of subsidiaries	15		23		35

Total net income before income taxes and non-controlling interests in net income of subsidiaries	$95		$537		$2,847

Taxes at the combined Canadian federal and provincial statutory income tax rate	$30	32.0	$175	32.5	$996	35.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(161)	(169.4)	(441)	(82.1)	(250)	(8.8)
Tax (benefit) cost of unrecognized losses	(99)	(104.2)	20	3.7	19	0.6
Tax exempt investment income	(294)	(309.9)	(49)	(9.1)	(155)	(5.4)
Changes to statutory income tax rates	(18)	(19.0)	(30)	(5.6)	(86)	(3.0)
Other	0	0	(18)	(3.3)	(2)	(0.1)

Company’s effective worldwide income taxes	$(542)	(570.5)	$(343)	(63.9)	$522	18.3

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Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference (when compared to the Canadian federal and provincial statutory rate) when applied to foreign income not subject to tax in Canada. This impact is reported in the line “Higher (lower) effective rates on income subject to taxation in foreign jurisdictions”.
“Tax (benefit) cost of unrecognized losses” in 2009 includes a tax benefit relating to investment impairment losses previously recorded in SLF U.S. of $101 million. “Tax exempt investment income” in 2009 includes a tax benefit of $174 million recorded as a result of the enactment of the Canadian tax rules relating to CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement.
During 2007 and 2006, the Canadian federal government and certain provinces reduced corporate income tax rates for years after 2007. In addition, during 2009, the Ontario government reduced corporate income tax rates for years after 2009. Consequently, the statutory income tax rates will decline gradually to 26% in 2013 as these rate reductions become effective. The reductions require the Company to review its Canadian future tax assets and liabilities on an ongoing basis. The re-measurement of future taxes in 2009 impacted both the business attributable to participating policyholders and shareholders. The participating policyholders benefited by $16 in 2009 ($25 and $32 in 2008 and 2007, respectively), while the increase to shareholders’ income amounted to $2 in 2009 ($5 and $54 in 2008 and 2007, respectively).
The Company has accumulated tax losses, primarily in the United Kingdom, United States and Canada, totalling $2,232 ($777 in 2008). The majority of capital losses in the United States expire beginning in 2014 while non-capital losses expire beginning in 2023. The losses in Canada expire primarily in 2029. The losses in the United Kingdom can be carried forward indefinitely. The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $517 ($134 in 2008) in future income taxes. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.
The following are the future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2009		2008
	Assets	Liabilities	Assets	Liabilities

Investments	$319	$742	$1,927	$809
Actuarial liabilities	(70)	(442)	(1,323)	(245)
Deferred acquisition costs	381	(5)	464	—
Losses available for carry forward	372	(249)	62	(128)
Other	77	(33)	203	13

	1,079	13	1,333	449
Valuation allowance	(25)	79	(143)	28

Total	$1,054	$92	$1,190	$477

Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects in the consolidated statements of operations are as follows:

	2009	2008	2007

Investments	$1,033	$(2,070)	$(524)
Actuarial liabilities	(1,383)	1,851	883
Deferred acquisition costs	42	(46)	(67)
Losses (incurred) utilized	(525)	71	(3)
Other	96	(295)	164

Future income tax expense (benefit)	$(737)	$(489)	$453